Profit and Loss

Iggys Place LLC
January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
Discounts given	-38.94
Gross income	0
Sales	434,956.90
Total for Gross income	**$434,956.90**
Services	11,658.68
Total for Income	**$446,576.64**
Cost of Goods Sold	
Cost of goods sold	$154,514.48
Food and Beverage	3,557.90
Supplies & materials - COGS	8,693.28
Total for Cost of goods sold	**$166,765.66**
Merchant account fees	12,174.59
Total for Cost of Goods Sold	**$178,940.25**
Gross Profit	**$267,636.39**
Expenses	
Advertising & marketing	$1,630.22
Social media	3,915.05
Website ads	7,445.26
Website and Menu Design	1,537.37
Total for Advertising & marketing	**$14,527.90**
Auto and Transportation	$2,549.84
Fuel	2,756.54
Parking	548.83
Taxis, Uber, and Lyft	136.46
Total for Auto and Transportation	**$5,991.67**
Contributions and donations	122.96
Dues and subscriptions	985.57
Employee benefits	0
Health insurance & accident plans	4,043.83
Total for Employee benefits	**$4,043.83**
General business expenses	0
Bank fees & service charges	1,611.82
Memberships & subscriptions	263.00
Textile Rent	4,092.68
Total for General business expenses	**$5,967.50**
Insurance	$5,967.28
Liability insurance	651.72
Total for Insurance	**$6,619.00**

Profit and Loss

Iggys Place LLC
January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Interest paid	$2,305.48
Credit card interest	101.78
Total for Interest paid	**$2,407.26**
Legal & accounting services	$300.00
Business Consulting	157.92
Legal fees	1,040.00
Legal & Professional Fees	1,576.40
Total for Legal & accounting services	**$3,074.32**
Meals	$388.94
Meals - 50%	81.27
Meals for research	114.71
Total for Meals	**$584.92**
Office expenses	$1,064.26
Office supplies	179.96
Software & apps	441.38
Total for Office expenses	**$1,685.60**
Payroll expenses	$39,035.80
Payroll fees	251.00
Payroll taxes	45,698.91
Salaries & wages	118,662.23
Total for Payroll expenses	**$203,647.94**
QuickBooks Payments Fees	737.71
Rent	0
Building & land rent	47,977.35
Total for Rent	**$47,977.35**
Repairs & maintenance	16,152.96
Supplies	$37.46
Supplies & materials	1,450.36
Total for Supplies	**$1,487.82**
Taxes paid	0
Sales tax	25,404.00
Total for Taxes paid	**$25,404.00**
Travel	$43.80
Airfare	35.00
Vehicle rental	399.00
Total for Travel	**$477.80**
Utilities	$13,124.71
Disposal & waste fees	3,653.93
Electricity	2,470.22
Internet & TV services	1,589.01

Profit and Loss

Iggys Place LLC
January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Phone service	2,262.35
Water & sewer	4,534.93
Total for Utilities	**$27,635.15**
Total for Expenses	**$369,531.26**
Net Operating Income	**-$101,894.87**
Other Income	
Credit card rewards	3.75
Interest earned	0.12
Tips Income	285.25
Total for Other Income	**$289.12**
Other Expenses	
Net Other Income	**$289.12**
Net Income	**-$101,605.75**

Balance Sheet 2024

Iggys Place LLC

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Business Advantage Sav - 6061 - 1	90.54
Business Adv Relationship - 3525 - 1	2,405.10
Total for Bank Accounts	**$2,495.64**
Accounts Receivable	
Accounts Receivable (A/R)	
Total for Accounts Receivable	**0**
Other Current Assets	
Payments to deposit	
Total for Other Current Assets	**0**
Total for Current Assets	**$2,495.64**
Fixed Assets	
Fixed Asset Restaurant Equipment	10,059.07
Furniture & fixtures	3,318.62
Tools, machinery, and equipment	58.86
Vehicles	8,254.85
Total for Fixed Assets	**$21,691.40**
Other Assets	
Security deposits	10,000.00
Total for Other Assets	**$10,000.00**
Total for Assets	**$34,187.04**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
Business Platinum Card® (1002) - 2	-1,870.03
Costco Anywhere Visa® Business Card by Citi (0382) - 4	2,473.35
I. TEPLITSKY (3361) - 3	6,900.09
Total for Credit Cards	**$7,503.41**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	897.31
Total for Other Current Liabilities	**$897.31**
Total for Current Liabilities	**$8,400.72**
Long-term Liabilities	
Total for Liabilities	**$8,400.72**

Balance Sheet 2024

Iggys Place LLC

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Equity	
Retained Earnings	-89,252.08
Net Income	-101,605.75
Opening balance equity	-4,755.85
Partner investments	0
APF Development	$12,000.00
APF - Capital Contributions	209,400.00
Total for APF Development	**$221,400.00**
Total for Partner investments	**$221,400.00**
Total for Equity	**$25,786.32**
Total for Liabilities and Equity	**$34,187.04**

Statement of Cash Flows

Iggys Place LLC

January-December, 2024

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-101,605.75
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	
Business Platinum Card® (1002) - 2	-12,510.05
California Department of Tax and Fee Administration Payable	829.68
Costco Anywhere Visa® Business Card by Citi (0382) - 4	2,473.35
I. TEPLITSKY (3361) - 3	1,733.79
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$7,473.23**
Net cash provided by operating activities	**-$109,078.98**
INVESTING ACTIVITIES	
Fixed Asset Restaurant Equipment	-6,735.65
Furniture & fixtures	-622.96
Tools, machinery, and equipment	-58.86
Vehicles	-8,254.85
Net cash provided by investing activities	**-$15,672.32**
FINANCING ACTIVITIES	
Partner investments:APF Development:APF - Capital Contributions	125,400.00
Net cash provided by financing activities	**$125,400.00**
NET CASH INCREASE FOR PERIOD	**$648.70**
Cash at beginning of period	**$1,846.94**
CASH AT END OF PERIOD	**$2,495.64**